OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

Baja United Imports, Inc.

3183 Airway Ave
Suite C
Irvine, CA 92626

www.bajaunitedgroup.com

5000 shares of Common Stock

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

Maximum 214,000 shares of common stock ($1,070,000)

Minimum 5,000 shares of common stock ($25,000)

Company	Baja United Imports, Inc.
Corporate Address	3183 Airway Ave., Suite C Irvine, CA 92626
Description of Business	Importation of Beer and Wine from Baja, California. Maintaining a sustainable business model while giving back to local Charities in Baja.
Type of Security Offered	Common Stock
Purchase Price of Security Offered	$5
Minimum Investment Amount (per investor)	$500

Perks

$500 investment will receive 5% off the retail price of up to $2,000 in future *wine* orders.

$1000 investment will receive 10% off the retail price of up to $2,000 in future *wine* orders.

$5000 investment will receive 20% off the retail price of up to $2,000 in future wine orders.

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The company's business

Company Description

The company was created to import beer and wine from Baja California, where there is common interest to build a sustainable business and a foundation of giving back to those less fortunate. The Valle De Guadalupe is arguably one of the most unique trending areas for wine expansion and growth and according to Vogue magazine they recommend "Why you might want to skip Napa and visit Mexico's wine country" (Vogue July, 2017).

The Problem

As of April 2017, the Valle De Guadalupe wineries have limited distribution in the United States. The properties that do have US distribution are utilizing one of two boutique import agencies that are both representing over 15 wineries each. As we understand it, their primary focus has been to import the wine and gain limited distribution on and off-premise, and both do not have online sales presences. We estimate they may have 2% of business available to them through this structure.

The Solution

The needs of the wineries in the Valle De Guadalupe are simple – Online only sales for the small wineries through a comprehensive website that captures the "story". The wineries that have the ability to produce a larger capacity should be seeking out regional and national distribution partners that are capable of "building" the category. We have built in Distribution partners from our 30 plus years of expirience in the industry to solve this problem.

What we have that they don't...

Baja United Group already has generated interest from one of the 4th largest distributors in the United States to bring on 5 products from our portfolio. We have over 40 years of Industry experience on our team working with distributors in the United States with recent ties to Young's Market Company ("YMCO"). We personally know the executive team at YMCO that will be leading the charge on Baja Wines. In addition to the Baja United experience on the distribution side, we have also sought counsel from some leading experts in e-commerce wine sales that are direct to consumer. We will be utilizing the proven sales program of VIN65 that successfully represents wines from around the world. We believe that this business model and partner will represent over 50% of our total sales by the first year of operation.

Competitive Overview

Baja United has identified that the majority of wineries in the Valle De Guadalupe have "Hand Shake" agreements with the US importers based in California. These importers specializes in mass importation with little emphasis on brand building and distribution. It would be our goal to gain contractual obligations from these wineries in the future. We already have several contracts in the signature process.

Liabilities and Litigation

Baja United does not have any legal liabilities or litigation pending.

The team

Officers and directors

Jim Riley	Co-Founder & President, since February 2017
Steve Jugan	Co-Founder & CEO, since February 2017
Eric Morley	Co-Founder, CFO & CMO, since May 2017
Jeff Bentley	Co-Founder & Executive Creative Director, since May 2017

Jim Riley
As former Chief Executive Officer for Intersect Beverage, Jim Riley led all distillery operations, dis-tribution partnerships, public relations, sponsorships and marketing programs from April 2009 unitil Jan 2017. Jim provides executive leadership and strategic counsel to clients and partners in various capaci-ties, complemented by over 20 years of branding, communications, crisis management, public relations, marketing and investor relations both the private and public sector. Prior to Intersect Beverage, Jim spent nearly eight years at Ketel One Vodka as Vice President of Public Relations and Events. While there he had oversight of various communications programs and worked with the individual divisions' public relations staff. He was also was a liaison to supporting agencies and sales divisions and interfaced with regional managers and directors. Working closely with internal operating units; Jim developed a communications agenda that supported the business strategies of the company's sales and marketing divisions. He also worked closely with the industry's trade associations while serving as company spokesperson for shows and events. He also instituted model philanthropy programs and continues to inspire oth-ers with his charitable efforts.

Steve Jugan
Steve is a senior level marketing and business development leader with a 25-year record of accomplishments driving CPG business growth, profitability, and visibility. Steve is proven leader in innovation, branding, advertising, public relations, creative services, sales tools, and demand generation. Steve is highly respected for his ability to recognize and capitalize on marketplace opportunities. In addition to co -founding Baja Wine Imports, which establishes the high-growth premium wine consumer segment for Baja wines, Steve earlier grew the Monster Energy portfolio as the Director of Retail Marketing from Jan 2012 unitl Dec 2015, , Dog Tag Brewing and with Peace Iced Tea products, establishing Monster Energy and expanding the RTD Iced Tea segments with innovation disrupting an existing industry paradigm and found new pathways to building brands of value and with values. Since March 2008, after Monster took form as a public company, and measured through September 23, 2015, Monster's stock rose $4.59 to $53.54 or 1,165%. Monster's performance has not only

led the industry, but also materially out-performed the Standard & Poor's 500 during the same period of time. During his time with Pabst Brewing,as General Manager from Dec 2015 until Jan 2017, he landed Dog Tag Brewing to a national level. Steve is recognized repeatedly for his industry defining innovation, brand marketing skills and visionary leadership. He was awarded the Orange Coast University 2009 Visionary Award for marketing and being one of the most significant contributors to the energy drink industries growth. Known for his innovative management style and social consciousness, Steve was featured in Ma-lakye.com, a leading action sports employment & business network for those who live at the in-tersection of profession & passion. Including, countless industry news channels. He is a LinkedIn Influencer and a frequent guest speaker at universities including, Pepperdine and Chapman. Steve serves as CEO and Chairman of the Board for Fast Friends Foundation and spearheaded initiative, through which the Foundation supports charities including Rancho El Milagro, BC.

Eric Morley
Eric Morley leads the company in bringing his vision of unique and fresh perspectives in multichannel communications and advertising. After 20 years in the industry, as CEO since 1998, his passion, expertise and continued focus speak very highly in supporting his client's business sales growth. Eric's consultative approach to messaging communications results in brand achievement; with the right tools they can tell a story and resonate with customer. The Blue C team is comprised of a select group –Eric believes in order to accomplish the expertise in this industry it is necessary to count on experienced people; account supervisors, project managers and creators who have successfully assisted brands across numerous industries to convey their messaging in culturally relevant ways. The dedication among this group is with Morley's direction in building and refreshing brands by connecting them with target buyers through objective initiatives, decisive strategy and effective creative solutions. Eric has worked with the best -well-recognized company leaders such as Seagram America, Monster Energy, AzuniaTequila, Absolute Vodka, Captain Morgan Spiced Rum and Patron Tequila. Consulting on brand development, positioning and activation for other giant brand leaders include Toyota, MINI, Hyundai, Irvine Company, Segway, Kawasaki and Honda. Eric is highly experienced with on-premise, off-premise and on-site promotional strategies as well as distribution strategy growth and communications In addition to Blue C Advertising, he is dedicated to building the "Blue C Cares" program that focuses on three pillars: Caring for the Community, Those in Need, and Caring for the Next Generation Through Mentorship. Key examples of giving back and near and dear to him, is the "Wahoo's Baja Support Run", now in it's seventh year, which helps support orphanages with food and supplies in Baja, Mexico and "Club Dust", which builds homes in the Tecate boarder region. With an eye towards our next generation -Eric is also an adjunct professor at Concordia University in their Masters program and actively lectures at colleges on the topic of marketing and brand development strategies.

Jeff Bentley
As Creative Director and Co-Founder of Blue C Advertising since 1997, Bentley thrives on building brands and getting them going. He's worked for over 20 years as a creative

and business leader in many business sectors, developing impactful campaigns designed to exceed each client's business objectives. In his own words about creative, "For me, it's about being authentic and having the desire to be bold and challenge the status quo." His passion for craftsmanship has been featured in numerous broadcast and print mediums showcasing his strengths in brand development and storytelling. Bentley not only designs effective marketing campaigns, but he also helps brands establish a soul while staying culturally relative along the way.

Related party transactions

The company licenses the "Baja United" brand from Baja United Group, LLC, which, prior to the offering, is our sole shareholder. Jim Riley, Eric Morley and Steve Jugan, who serve as our officers and directors, are the majority owners of Baja United Group, LLC. Under the license agreement, we are required to pay Baja United Group a royalty equal to 8% of our gross revenue. In addition, any brands, trademarks, logos and copyrights developed and used in connection with our business shall be deemed owned by Baja United Group, LLC, and subject to the license agreement. Baja United Group, LLC, our sole stockholder has advanced us $15,000. The loan accrues interest at 5% per annum and is payable on demand. Baja United Group, LLC, our sole stockholder, a majority of which is owned by our officers and directors, and our officers and directors, individually, may engage in competing lines of business. Such competing lines of business may include marketing, selling and/or distributing other lines of beer and alcoholic beverages which do not incorporate or use the Baja United brand. Baja United Group, LLC, and our officers and directors, are currently contemplating a joint venture to bring a line of beer into the marketplace branded with a third party brand.

RISK FACTORS

These are the principal risks that related to the company and its business:

- **We May Not Be Able to Obtain Adequate Financing To Grow Our Operations.** Even if we successfully raise $1,070,000 from this offering, we may need additional funds to grow our operation. If required, we will need to raise additional funds through the issuance of equity, equity-related, or debt securities or through obtaining credit from financial institutions. We cannot assure you that we will be able to raise additional funds when needed.
- **Terms Of Subsequent Financings May Adversely Impact Your Investment.** We will may need to engage in common equity, debt, or preferred stock financing in the future, which may reduce the value of your investment in our common stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designations, rights, preferences, and limitations as needed to raise capital. In addition, if we need to raise more common or preferred equity capital from the sale of common stock, institutional or other investors may negotiate terms at least as, and possibly more, favorable than the terms of your investment, including a lower share price.

- **Demand Is Uncertain.** We are uncertain whether consumers will accept our beverages and, therefore, of the actual demand for our products. The lack of demand may materially and adversely affect our business prospects, operating results and financial condition.
- **Our Success Is Highly Dependent On Our Current Management.** Our success depends in significant part on the continued services of our current management team, namely, Steve Jugan, Eric Morley and Jim Riley. Our success also depends in significant part on our ability to attract and retain additional management and other personnel. The inability to attract and retain such key personnel, or losing one or more of our existing management team, would seriously impair our ability to, or could cause us to fail to, successfully implement our business plan. This would have a material adverse effect on our business, results of operations and financial condition and the investors could lose their investment.
- **Failure to Maintain a Positive Reputation.** A positive reputation with consumers concerning our products is important in attracting and retaining customers who have a number of brands from which to chose. To the extent our products become perceived as not compelling to customers, our ability to maintain a positive reputation may be adversely impacted.
- **Our financial review includes a going concern note.** Our ability to continue as a going concern for the next twelve months is dependent upon our ability to generate sufficient cash flows from operations to meet our obligations, and/or to obtain additional capital financing from our members and/or third parties. No assurance can be given that we will be successful in these efforts. These factors, among others, raise substantial doubt about our ability to continue as a going concern for a reasonable period of time.
- **The Beverage Industry Is Highly Competitive.** The beverage industry is highly competitive. We compete with numerous domestic and imported spirtis vendors and distributors of wine and other alchoholic beverages, many of which are significantly larger and have greater resources than us, and already have established customer bases. We believe that our ability to compete effectively depends upon our ability to build our reputation, our flexibility in responding to market demand and our ability to effectively manage our brands and offer consumers high quality wines and other alcholic beverages at competitive prices.
- **Risks Of Borrowing.** We may need to seek credit facilities or loans from banks or private lenders. Typical loan agreements might contain restrictive covenants which may impair our operating flexibility. A default under any loan agreement could have a material adverse effect on our business, results of operations or financial condition.
- **Management Discretion As To Use Of Proceeds.** Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

- **Limited Transferability And Liquidity.** Each Investor agrees that it will acquire our common stock for investment purposes only and not with a view towards distribution. Certain conditions imposed by the Securities Act must be satisfied prior to any sale, transfer, conversion or other disposition of our common stock. No public market exists for our common stock and no market is expected to develop.
- **Projections: Forward Looking Information.** Any projections or forward looking statements regarding our anticipated financial performance are hypothetical and are based on management's best estimate of the probable results of our operations, and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.
- **Doing Business in Mexico may cause problems and present risks.** Our business model is to import wines and other alcholic beverages from Mexico and distribute them in the United States. There are many risks associated with international business. These risks include, but are not limited to, language barriers, fluctuations in currency exchange rates, political and economic instability, regulatory compliance difficulties, and problems enforcing agreements. A failure to successfully mitigate any of these potential risks could damage our business. In addition, we are required to comply with all applicable domestic and foreign export control laws, including the International Traffic in Arms Regulations and the Export Administration Regulations. In addition, we may be subject to the Foreign Corrupt Practices Act and international counterparts that generally bar bribes or unreasonable gifts for foreign governments and officials. Violation of any of these laws or regulations could result in significant sanctions, which could reduce our future revenue and net income.
- **Baja United Group, LLC, our sole stockholder, a majority of which is owned by our officers and directors, and our officers and directors, individually, may engage in competing lines of business, which could have an adverse effect on our sales.** Baja United Group, LLC, our sole stockholder, a majority of which is owned by our officers and directors, and our officers and directors, individually, may engage in competing lines of business. Such competing lines of business may include marketing, selling and/or distributing other lines of beer and alcoholic beverages which do not incorporate or use the Baja United brand. Baja United Group, LLC, and our officers and directors, are currently contemplating a joint venture to bring a line of beer into the marketplace branded with a third party brand. If we engage in these competing lines of business, it could impact our sales and have an adverse effect on our business.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Baja United Group LLC, 100.0% ownership, Common Stock

Classes of securities

- Common Stock: 2,000,000

  Voting Rights. The holders of the common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders.

  Dividends. Subject to preferences that may be granted to any then outstanding preferred stock, holders of common stock are entitled to receive ratably such dividends as may be declared by the board of directors out of funds legally available therefor as well as any distributions to the stockholders. The payment of dividends on the common stock will be a business decision to be made by our board of directors from time to time based upon the results of our operations and our financial condition and any other factors that our board of directors considers relevant. Payment of dividends on the common stock may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time.

  Liquidation Rights. In the event of our liquidation, dissolution or winding up, holders of common stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock.

  Absence of Other Rights or Assessments. Holders of common stock have no preferential, preemptive, conversion or exchange rights. There are no redemption or sinking fund provisions applicable to the common stock. When issued in accordance with our certificate of incorporation and the Delaware Corporations Code, shares of our common stock will be fully paid and not liable to further calls or assessments by us.

What it means to be a Minority Holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2017-05-11.

Financial Condition

Results of Operation

We have not yet generated any revenues and do not anticipate doing so until we commence selling and distributing products in California and finalize our distribution agreements. Based on our forecast, with the liquidity of the anticipated full raise amount, we can operate the business for 12 months without revenue generation.

Financial Milestones

We plan to market and sell our wine primarily online, but to also distribute and sell to retail locations.

Our key milestones include the following:

July 2017 – Dec 2017

- Acheive $150,000 gross sales on and off premise.

- Achieve $150,000 in gross sales through online sales.

Jan 2018 – Dec 2018

- Increase ecommerce presence and sales accounts.
- Increase distribution to 500 accounts and over $300,000 in gross revenue.
- Increase ecommerce customer data base up to $500,000 in gross revenue.

Although we will undertake completion of these milestones with commercially reasonable diligence and we believe we will be able to accomplish these milestones, unforeseen circumstances could arise or circumstances may currently exist that we do not contemplate. Such circumstances may delay completion of one or more of the milestones described above, and/or require us to raise additional amounts to sustain us until we are able to achieve profitability. If we are unable to raise all the funds we are seeking to raise in this offering or any additional funds we may require, we may be required to scale back our development plans by reducing expenditures for consultants, marketing efforts, and other envisioned expenditures. This could hinder our ability to expand operations and sales.

If management is unable to implement our proposed business plan or employ alternative financing strategies, it does not presently have any alternative proposals. In that event, investors should anticipate that their investment may be lost and there may be no ability to profit from this investment."

Liquidity and Capital Resources

As of June 1, 2017, we had cash of $15,000. To date, we have funded primarily with a $15,000 loan from the Company's principal stockholder. In addition, certain expenditures to date have been paid by the executive team for future reimbursement as a general business practice.

We are currently generating operating losses and require the continued infusion of new capital to continue business operations. If this offering is fully subscribed, we anticipate we can operate our business for 12 months without any additional infusions of capital. Even if we are successful in this offering, we will likely seek to continue to raise capital under crowdfunding offerings, equity or debt issuances, or any other method available to us.

Indebtedness

Baja United Group, LLC, our sole stockholder has advanced us $15,000. The loan accrues interest at 5% per annum and is payable on demand.

Recent offerings of securities

None

Valuation

$10,000,000.00

We have not undertaken any efforts to produce a valuation of the Company. The price of the shares merely reflects the opinion of the Company as to what would be fair market value.

USE OF PROCEEDS

	Offering Amount Sold	**Offering Amount Sold**
Total Proceeds:	$25,000	$1,070,000
Less: Offering Expenses		
StartEngine Fees (x% total fee)	$1,500	$64,200
Professional Fees	$10,000	$10,000
Net Proceeds	$13,500	$995,800
Use of Net Proceeds:		
R& D & Production	NA	$100,000
Marketing	NA	$500,000
Working Capital	$13,500	$395,800

Total Use of Net Proceeds	$13,500	$995,800

We are seeking to raise a minimum of $25,000 (target amount) and up to $1,070,000 (overallotment amount) in this offering through Regulation Crowdfunding.If we manage to raise our overallotment amount of $1,070,000, we believe the amount will last us 12 months and plan to use the net proceeds over the course of that time as set forth above. The proceeds will be used for the following: Monthly Operating Budget that will include, saleries, T&E, marketing activities, office space, support teams, event activities, legal and accounting. In addition to the previously listed, the proceeds will be use for inventory purchases and storage. In order to take advantage of prefferred pricing on beer and wine, we are also seeking to maximize shipping.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF.

Annual Report

The company will make annual reports available at www.bajaunitedgroup.com in the section labeled "Annual Report." The annual reports will be available within 120 days of the end of the issuer's most recent fiscal year.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Baja United Imports, Inc.

[See attached]

BAJA UNITED IMPORTS, INC.

FINANCIAL STATEMENTS
(UNAUDITED)

May 11, 2017

Together with
independent accountants' review report

dbbmckennon
Certified Public Accountants
Registered Firm - Public Company Accounting Oversight Board

Baja United Imports, Inc.
Index to Financial Statements
(unaudited)

dbbmckennon
Certified Public Accountants
Registered Firm - Public Company Accounting Oversight Board

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

The Management and Stockholders
Baja United Imports, Inc.
Costa Mesa, California

We have reviewed the accompanying financial statements of Baja United Imports, Inc. (the "Company"), a Delaware Corporation which comprise the balance sheet as of May 11, 2017 ("Inception") and the related statement of operations, stockholder's equity and cash flows period then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 1, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying balance sheet does not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

dbbMcKennon

Newport Beach, CA
June 8, 2017

20321 SW Birch Street, Suite 200 Newport Beach, California 92660-1756 P: 949.200.3280 F: 949.200.3281 www.dbbmckennon.com
Santa Monica Newport Beach San Diego

BAJA UNITED IMPORTS, INC.
BALANCE SHEET
(unaudited)

	May 11, 2017
Assets	
Current assets:	
Cash	$ -
Total assets	$ -
Liabilities and Stockholder's Equity	
Current liabilities:	
Accounts payable	$ -
Total liabilities	-
Commitments and contingencies (Note 3)	-
Stockholder's Equity:	
Common stock	200
Subscription receivable	(200)
Retained earnings	-
Total stockholder's equity	-
Total liabilities and stockholder's equity	$ -

See accompanying independent accountants' review report and notes to the financial statements

BAJA UNITED IMPORTS, INC.
STATEMENT OF OPERATIONS
(unaudited)

Revenues	$	-
Operating Expenses -		
General and administrative		-
Total operating expenses		-
Net income	$	-

See accompanying independent accountants' review report and notes to the financial statements

BAJA UNITED IMPORTS, INC.
STATEMENTS OF STOCKHOLDER'S EQUITY
(unaudited)

	Common Stock		Subscription	Retained	Stockholder's
	Shares	Par Value	Receivable	Earnings	Equity
May 11, 2017	-	$ -	$ -	$ -	$ -
Issuance of Founder shares	2,000,000	200	(200)	-	-
Net loss	-	-	-	-	-
	2,000,000	$ 200	$ (200)	$ -	$ -

See accompanying independent accountants' review report and notes to the financial statements

BAJA UNITED IMPORTS, INC.
STATEMENT OF CASH FLOWS
(unaudited)

	From Inception to May 11, 2017
Cash Flows from Operating Activities	
Net income	$ -
Net cash used in operating activities	-
Increase in cash and cash equivalents	-
Cash and cash equivalents, beginning of period	-
Cash and cash equivalents, end of period	$ -
Supplemental disclosures of cash flow information:	
Cash paid for interest	$ -
Cash paid for income taxes	$ -

See accompanying independent accountants' review report and notes to the financial statements

NOTE 1 – ORGANIZATION AND BUSINESS

Baja United Imports, Inc. was incorporated on May 11, 2017 ("Inception") in the State of Delaware. The financial statements of Baja United Imports, Inc. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Costa Mesa, California

The Company is designed to import beer and wine from Baja California, where there is common interest to build a sustainable business and a foundation of charity. The Valle De Guadalupe is arguably one of the most unique trending areas for wine expansion and growth. It is our desire to leverage the current demand in the United States for the importation of Baja Wines while utilizing our existing relationships from previous business ventures.

Going Concern and Management's Plans
We will rely on advances from our founders and other financings to operate in the Company's early stages. The Company lacks significant working capital and has only recently commenced operations. We will incur significant additional costs before significant revenue is achieved. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with funding from our proposed Regulation Crowdfunding campaign, and additional debt and/or equity financing as determined to be necessary. The founding partners also have resources available if needed to continue with operations up to 18 months. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results. The balance sheet does not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.
Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of May 11, 2017. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Risks and Uncertainties
The Company has only recently commenced operations and has no revenue from operations. The Company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: international trade disputes, alcohol laws, availability of intended product, product pricing instability, and competition from larger companies in our space. These adverse conditions could affect the Company's financial condition and the results of its operations.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from the sale or distribution of imported wine, beer, or spirits (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured. To date we have not generated any revenue.

Income Taxes
The Company applies Accounting Standards Codification ("ASC") 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and California state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be credit worthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 4 – STOCKHOLDER'S EQUITY

Common Stock

We have authorized the issuance of 10,000,000 shares of our common stock with $0.0001 par value. Upon formation, we issued 2,000,000 shares of common stock to Baja United Group, LLC for total consideration to be paid of $200.

NOTE 5 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after May 11, 2017 through June 8, 2017, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

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Baja United Group is pending **StartEngine Approval.**

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Baja United Group

An importer with purpose.

Small OPO · Irvine, CA

Food & Beverage · US Investors Only

Overview | Team | Terms | Updates | Comments | Share

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Live and Invest with Purpose

Invest in Baja United Group

Baja United Group seeks to import beer and wine from Baja California. In particular, we've focused our attention on the Valle de Guadalupe, with which our founders have incredible knowledge and which is also the most exciting, up-and-coming winemaking region in the world.

But, there's more to the story than that. **Baja United Group is an importer that seeks to build a sustainable business that can return charitably to the region that has given it so much.**

In recent years, **vintages from the Valle de Guadalupe have begun to**



garner international attention, with one vintage even landi… wine list of the international acclaimed and Michelin-starred re… French Laundry. All of this has happened even though there has been no robust distribution network to support the region's burgeoning wineries.

Baja United Group's team of executives marry together years of experience with some of the most recognizable brands in the marketing, advertising, and food-and-beverage industries, including In-n-Out Burger, Ketel One, Azunia Tequila, Monster Energy, Pabst Brewing and Budweiser. This experienced team seeks to bring the finest of what the Valle de Guadalupe's numerous wineries have to offer to American audiences and eventually to the world.

The winemakers of Valle de Guadalupe are primed for incredible growth, and Baja United Group's experienced executive team is uniquely qualified to assist them to realize their potential.

But, we're not just looking to capitalize on the hard work and creativity of Valle de Guadalupe's artisans. For us, **Baja United Group pres… opportunity to give back to a region that has given us so m…**

Baja United Group will be a sustainable business that provides consistent, ongoing and substantial funding for the Valle de Guadalupe's numerous orphanages and other charities. **Invest in Baja United Group today and become part of a growing brand that lives with purpose!**

Investment

$5/share | When you invest you are betting the company's future value will exceed $11M.

Perks

$500 investment will receive 5% off the retail price of up to $2,000 in future ***wine*** orders.

$1000 investment will receive 10% off the retail price of up to $2,000 in future ***wine*** orders.

$5000 investment will receive 20% off the retail price of up to $2,000 in future **wine** orders.

A business with a purpose...

Baja United Group: Our founding principle is to create a business that can unite the vineyard treasures of Baja with consumers of the United States. To promote and cultivate Baja and to enrich the lives of the children in local orphanages.

The Formation of Baja United Group

The co-founders of Baja United Group are Jim Riley, who was previously the founder of Intersect Beverages and Azunia Tequila, and Steve Jugan, formerly with Monster Energy, Pabst Brewing and Budweiser. Both have over 25 years of senior level marketing and business development experience resulting in driving business growth and profitability. Jim and Steve have spent many years involved in the myriad of treasures that Baja California and the Valle de Guadalupe have to offer.

Participating in both surfing and off-road racing events -- like the Baja 1000 -- in the region, both **Jim and Steve have become intimately associated with the region's various winemakers and breweries**, as well as numerous charitable efforts. In particular, both sought to give back to the… assisting the Valle de Guadalupe's orphanages, such as Rancho El Milagro.



Through their experiences in the region, **Jim and Steve see an opportunity to combine their experiences, connections, and passions into one *united* effort.** With that, the Baja United Group was enthusiastically created.

First, **Baja United Group seeks to bring American and ultimately international attention to Valle de Guadalupe's wineries** by building strong connections with the wine drinking community. **In doing so, it is their hope that they can help promote the economic prosperity of the region.**

Most importantly, the company wishes to build a sustainable business that can give back charitably to this incredible region. There are so many children in the local orphanages that need help. **Your investment will allow for these orphanages to provide the basic daily necessities for these young children.**

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"Baja is making a lot more great wine than you might think."

Los Angeles Times, December 2015

Baja United Group's Proven Experience

Baja United Group's team of founders and executives possesses decades of shared experience in:

- B2B Sales and On/Off Retail Sales
- Club/Mass/Merch
- Marketing
- Social Media
- Advertising
- Merchandising
- Direct-Store Delivery
- Wholesaler and Distributor Relationships
- Sponsorships
- Philanthropy



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About the Valle de Guadalupe



"The Next Napa"

Los Angeles Times



Amazing Vintages, Incredible Flavors

As a winemaking region, Valle de Guadalupe is unlike any the world. Its unique terroir yields grapes and vintages that explode with flavor and that are often surprising to and entirely intoxicating for even the most experienced wine drinkers.

But, it's not the just the natural environment that yields varietals that are distinct from others that many have experienced. **The region's vintners have a flair for experimentation and creativity, yielding collections of new and exciting blends that are as daring as they are lacking in pretense.**

With wine drinkers looking for more memorable experiences, the Valle de Guadalupe's winemakers are uniquely poised to deliver.

"Millenials answer the call of Mexican wine country."

New York Times, April 2017

Promoting the Region

Through the sales and distribution of various Valle de Guadalupe wines, Baja United Group will also promote the valley itself. **We believe that travelers and adventurers should have the opportunity to explore this one-of-a-kind region as we have.**

Through tours of the region's wineries, **we believe that the Valle de Guadalupe can become a popular destination on par with California's Napa Valley.**

We plan to focus upon millennials, who are aren't just looking for the next big thing. They're looking for brands and products that are artisanal, eco-friendly and socially conscious.



Baja United Group: Distributing Tantilizing Valle de Guadalupe Wines to the U.S. and Beyond...

As we continue to partner with different winemakers in the region, we are continuing to bolster our selection of exciting vintages:

Monte Xanic - Sauvignon Blanc

Crisp on the nose, highly intense and with notes of tropical fruit (guava, soursop, passionfruit, pineapple and mango), fresh citrus (lime and grapefruit), as well as freshly cut herbs and light orange blossom, this vintage possesses quality and a persistent aroma.





Monte Xanic - Cabernet Sauvignon

This crisp and bright red has an intense aroma of blackberries and red fruit on the nose. With a gentle mouthfeel, this cabernet sauvignon has a round body and soft tannins and finishe[illegible] notes of white pepper, [illegible] dried chili peppers.

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"An unexpected wine sanctuary in Baja California"

Los Angeles Times, April 2017

Las Nubes - Kuiiy

Possessing a medium- to high-intensity taste, this dry and pleasant wine possesses a balanced acidity. A long-standing fresh wine, its good body and fruity aftertaste confirm its aromatic aspects and elegance.





Las Nubes - Cumulus

This luscious vintage demonstrates the high level of quality that's coming out of the Valle de Guadalupe. A blend of 50-percent Grenache, 40-percent Carignan, and 10-percent Tempranillo, it is full bodied with firm, b[illegible] tannins.

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"Is Baja finally uncorking wine success?"

San Diego Union Tribune, March 2016

Vena Cava - Big Blend

As a blend of 25-percent Syrah, 25-percent Cabernet Sauvignon, 19-percent Petite Syrah, 17-percent Zinfandel, and 14-percent Grenache, this wine possesses a deep ruby-red color with soft highlights of red fruit, blackberries and plums in the nose.





Vena Cava - Cabernet Sauvignon

A cross between red Cabernet Franc and white Sauvignon Blanc grapes, the deep, rich flavors of the best Cabernet Sauvignon make this exciting variety a popular choice for red-wine dri[illegible] stripes and affinities.

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And Beer, Too...

Baja United Lager

We're not just working with the best wineries in Valle de Guadalupe either. We're also working with some truly amazing breweries in order to bring unique and exciting beers with big, bold flavors to the American market.


BAJA
UNITED
LAGER


BAJA
UNITED
PALE ALE

Baja United Pale Ale

In addition to our debut lager, we will also be introducing a private label Pale Ale into the American market. Like our wines, these two offerings are only just the beginning of what Baja United Group will be offering.

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Baja United Group's Values


SEE SEE
MOTOR
COFFEE CO.
RACING

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We know that the wines and beers of Valle de Guadalupe are going to make a strong impression on American and intern audiences. But, we're more than just a distributor for this region's winemaking artisans; we're also a company that believes firmly in creating a community of high moral fiber both within itself and also surrounding its brand...

That's why it's our mission to...

Be adventurous, creative and open-minded.

Build open and honest relationships.

Create a positive team and family spirit.

Help others.


LIVE. WITH PURPOSE.



Great just isn't good enough.

Live with a purpose.

Revel in your work.

Be Humble.

Baja United Group: The Importance of Giving Back


SEE SEE
MOTOR COFFEE CO.

There's no denying the quality of the vintages offered by the wineries of Valle de Guadalupe. We're confident that their unique qualities and flavors, as well as the authentic character of the wineries who have produced them, will make them a hit with wine enthusiasts the world over.

But, what really matters to us at Baja United is giving back to this incredible region. Our team members have a 20-year track record supporting orphanages in Baja California on a regular basis.

It is our mission to create a sustainable revenue stream that can support these orphanages and other charitable endeavors. A portion of all Baja United Group's proceeds will go to these efforts. We that we can provide the much-needed supplies to these orpha other charities, all while working in partnership with each property.

Baja United Group: Amazing Growth Potential



In only a short time, **Baja United Group has generated incredible interest from the fourth-largest distributor in the United States.** We expect that this distributor will be working with us directly to bring some of Valle de Guadalupe's most exciting wines to the American market.

In addition to the incredible experience our team possesses, **we're also working with some of the United States' leading minds when it comes to e-commerce.** Direct-to-consumer sales will be a pillar of our business and will be powered by the proven VIN65 sales program.

Ultimately, though, it is our incredible wines, beers and experi with our brand's absolute commitment to public service in the Valle de Guadalupe, that will allow us to enjoy incredible success over the many years to come.

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"Mexico has its own wine country -- and it's amazing!"

Bloomberg, August 2016

What We Know About the U.S. Wine Market

Trends in Wine

Wine and spirits are competing for $200 Billion annually in consumer spending. Consumers spend $30 billion annually on wine and $101 Billion on beer annually. This gives us an indicator or where this business is heading and why now is the right time to import products to continue stimulating the US Market.

- The majority of wine growth is in the **$20 - $30 price range** according to Nielsen data, total all outlets.
- The sources of wine growth currently are in the $9 plus range with significant volume and the 20+ ranges.
- 44% of all new wine items in the last two years have been between $9 - $15 and increasing.
- Current online trends show that **female drinkers prefer Chardonnays in the $35 price range** as one of the top selling items.
- Blends tend to be leading the way and gaining in popularity. **40% of all new items in 2013-2015 are blends.** The wine blends are attracting traditionally less developed wine drinkers that are opening doors to new consumers. Top reasons for buying blends: Great way to experiment, more interesting, better value, taste better, trendy amongst Millennial. (Data captured from Danny Brager at Nielsons)



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Trends in Demographics

Millennial Audience

Generations are distinctly different. Millennials like to explore new products, **strongly prefer sweeter wines,** and enjoy introducing others to their favorite brands, willing to pay more for products/services committed to a positive social and environmental impact.

Millennials requires every industry to think differently: always connected, techno-savvy, multi taskers, positive, optimistic, social minded, green minded, self confident, most educated, very diverse and accepting, more liberal, self expressive, embrace personalization, love to capture life and share, crave feedback if it's good. *(Nielsen)*

Hispanic Audience

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Hispanics, due to their expanding demographic and economic clout and propensity to mix and merge with others even as they seek to sustain their own cultural moorings, are key players in the reimagining of America. *(www.americareimagined.com)*

- Los Angeles is the largest Hispanic market in the US at 52.2% of the population in the 21-34 age category.
- As of the most recent US census, 85% of total US population growth was multicultural: Hispanics 56%, African Americans 16%, Asians 11%
- Minority births now out number non-Hispanic whites.
- 74% of total US workers will be Hispanic between now and 2020.
- In top 100 US Metro areas Hispanics, African Americans, and Asians make up a majority of under 18 population. Hispanics in CA is 52%, Texas 49% (US Census, The Bookings Institute for above data)
- The combined buying power of ethnic Americans is growing exponentially faster then other Americans — $456 billion to $560 billion in 1990 to $3.0 trillion in 2013. *(Nielsen)*

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Baja United Group: On the Precipice of Something Great

Although wine enthusiasts have come to understand the tremendous promise of Valle de Guadalupe, distribution networks have been slow to catch on. **As things currently stand, many of the region's wineries only operate on 'hand-shake' agreements with a few distributors who have limited reach. Baja United Group will change all of that.**

As an importer, **we specialize not just in mass importation, but also in brand building and distribution.** As such, we can do more than merely get the region's products onto store shelves in the United States. **We can help Valle de Guadalupe's unique wineries to find excited and interested audiences** outside of the region and eventually around the world.

To start, we will be focusing primarily on building an e-commerce outlet for Valle de Guadalupe's wines and beers. We believe starting out in this manner is wise, as it will allow us to constantly adapt the ever-changing inventories and varietals that the region offers.

Simultaneously, **we will also be attacking the top 20% on- and off-premise accounts in Southern California**. With established relationships already, this will allow us to get Baja United Group's products in front of influencers who can really help to build our brands' exposure.

The various wineries with which we work have stories that are as incredible as the varietals they produce and the passion that went into producing them. **Our branding strategy is to call attention to the incredible stories of these diverse wineries**, while also giving customers a direct experience through tours and other experiences in Valle de Guadalupe.



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In the Press

VOGUE ORANGE COUNTY REGISTER THE DAILY BEAST FOOD&WINE WSJ

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Meet the Founders



Jim Riley

Co-Founder & President, since February 2017

As former Chief Executive Officer for Intersect Beverage, Jim Riley led all distillery operations, dis-tribution partnerships, public relations, sponsorships and marketing programs from April 2009 unitil Jan 2017. Jim provides executive leadership and strategic counsel to clients and partners in various capaci-ties, complemented by over 20 years of branding, communications, crisis management, public relations, marketing and investor relations both the private and public sector. Prior to Intersect Beverage, Jim spent nearly eight years at Ketel One Vodka as Vice President of Public Relations and Events. While there he had oversight of various communications programs and worked with the individual divisions' public relations staff. He was also was a liaison to supporting agencies and sales divisions and interfaced with regional managers and directors. Working closely with internal operating units; Jim developed a communications agenda that supported the business strategies of the company's sales and marketing divisions. He also worked closely with the industry's trade associations while serving as company spokesperson for shows and events. He also instituted model philanthropy programs and continues to inspire oth-ers with his charitable efforts.



Steve Jugan

Co-Founder & CEO, since February 2017

Steve is a senior level marketing and business development leader with a 25-year record of accomplishments driving CPG business growth, profitability, and visibility. Steve is proven leader in innovation, branding, advertising, public relations, creative services, sales tools, and demand generation. Steve is highly respected for his ability to recognize and capitalize on marketplace opportunities. In addition to co -founding Baja Wine Imports, which establishes the high-growth premium wine consumer segment for Baja wines, Steve earlier grew the Monster Energy portfolio as the Director of Retail Marketing from Jan 2012 unitl Dec 2015, , Dog Tag Brewing and with Peace Iced Tea products, establishing Monster Energy and expanding the RTD Iced Tea segments with innovation disrupting an existing industry paradigm and found new pathways to building brands of value and with values. Since March 2008, after Monster took form as a public company, and measured through September 23, 2015, Monster's stock rose $4.59 to $53.54 or 1,165%. Monster's performance has not only led the industry, but also materially out-performed the Standard & Poor's 500 during the same period of time. During his time with Pabst Brewing,as General Manager from Dec 2015 until Jan 2017, he landed Dog Tag Brewing to a national level. Steve is recognized repeatedly for his industry defining innovation, brand marketing skills and visionary leadership. He was awarded the Orange Coast University 2009 Visionary Award for marketing and being one of the most significant contributors to the energy drink industries growth. Known for his innovative management style and social consciousness, Steve was featured in Ma-lakye.com, a leading action sports employment & business network for those who live at the in-tersection of profession & passion. Including, countless industry news channels. He is a LinkedIn Influencer and a frequent guest speaker at universities including, Pepperdine and Chapman. Steve serves as CEO and Chairman of the Board for Fast Friends Foundation and spearheaded initiative, through which the Foundation supports charities including Rancho El Milagro, BC.



Eric Morley

Co-Founder, CFO & CMO, since May 2017

Eric Morley leads the company in bringing his vision of unique and fresh perspectives in multichannel communications and advertising. After 20 years in the industry, as CEO since 1998, his passion, expertise and continued focus speak very highly in support client's business sales growth. Eric's consulta approach to messaging communications results in brand achievement; with the right tools they can tell a story and resonate with customer. The Blue C team is comprised of a select group –Eric believes in order to accomplish the expertise in this industry it is necessary to count on experienced people; account supervisors, project managers and creators who have successfully assisted brands across numerous industries to convey their messaging in culturally relevant ways. The dedication among this group is with Morley's direction in building and refreshing brands by connecting them with target buyers through objective initiatives, decisive strategy and effective creative solutions. Eric has worked with the best -well-recognized company leaders such as Seagram America, Monster Energy, AzuniaTequila, Absolute Vodka, Captain Morgan Spiced Rum and Patron Tequila. Consulting on brand development, positioning and activation for other giant brand leaders include Toyota, MINI, Hyundai, Irvine Company, Segway, Kawasaki and Honda. Eric is highly experienced with on-premise, off-premise and on-site promotional strategies as well as distribution strategy growth and communications In addition to Blue C Advertising, he is dedicated to building the "Blue C Cares" prog focuses on three pillars: Caring for the Comm Those in Need, and Caring for the Next Generation Through Mentorship. Key examples of giving back and near and dear to him, is the "Wahoo's Baja Support Run", now in it's seventh year, which helps support orphanages with food and supplies in Baja, Mexico and "Club Dust", which builds homes in the Tecate boarder region. With an eye towards our next generation -Eric is also an adjunct professor at Concordia University in their Masters program and actively lectures at colleges on the topic of marketing and brand development strategies.



Jeff Bentley

Co-Founder & Executive Creative Director, since May 2017

As Creative Director and Co-Founder of Blue C Advertising since 1997, Bentley thrives on building brands and getting them going. He's worked for over 20 years as a creative and business leader in many business sectors, developing impactful campaigns designed to exceed each client's business objectives. In his own words about creative, "For me, it's about being authentic and having the desire to be bold and challenge the status quo." His passion for craftsmanship has been featured in numerous broadcast and print mediums showcasing his strengths in brand development and storytelling. Bentley not only designs effective marketing campaigns, but he also helps brands establish a soul while staying culturally relative along the way.

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Offering Summary

Maximum 214,000 shares of common stock ($1,070,000)

Minimum 5,000 shares of common stock ($25,000)

Company	Baja United Imports, Inc.
Corporate Address	3183 Airway Ave., Suite C Irvine, CA 92626
Description of Business	Importation of Beer and Wine from Baja, California. Maintaining a sustainable business model while giving back to local Charities in Baja.
Type of Security Offered	Common Stock
Purchase Price of Security Offered	$5
Minimum Investment Amount (per investor)	$500

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Perks

$500 investment will receive 5% off the retail price of up to $2,000 in future ***wine*** orders.

$1000 investment will receive 10% off the retail price of up to $2,000 in future ***wine*** orders.

$5000 investment will receive 20% off the retail price of up to $2,000 in future **wine** orders.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

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